UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.1)

                        CONCEPTS DIRECT, INC.
                 ------------------------------------
                          (Name of Issuer)


                    COMMON STOCK, $0.10 PAR VALUE
                 ------------------------------------
                    (Title of Class of Securities)


                             206013104
                 ------------------------------------
                           (CUSIP Number)


                         Marshall S. Geller
                   St. Cloud Capital Partners, LP
                     10866 Wilshire Suite 1450
                       Los Angeles, CA  90024
                           (310) 475-2700
                 ------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)
                             Copies to:
                           W. Alex Voxman
                          Latham & Watkins
                  633 West Fifth Street, Suite 4000
                    Los Angeles, California 90071
                           (213) 485-1234

                           October 4, 2002

                 ------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is subject of this Schedule
13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ].


                  (Continued on the following page)

                          Page 1 of 9 Pages

SCHEDULE 13D
-----------------------                      ---------------------
CUSIP No. 206013104                                  Page 2 of 9
-----------------------                      ---------------------
------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital Partners, LP

------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           272,369 shares*
   OWNED BY EACH   -----------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          272,369 shares*
                   -----------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          272,369 shares*
                   -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      272,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	5.24% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of August 12, 2002 as reported in the Company's Form 10-Q filed August 14, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------
*See response to Item 5(a).
SCHEDULE 13D
-----------------------                      ---------------------
CUSIP No. 206013104                                  Page 3 of 9
-----------------------                      ---------------------
 -----------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      SCGP, LLC
------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          272,369 shares**
                   -----------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      273,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	5.24% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of August 12, 2002 as reported in the Company's Form 10-Q filed August 14, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------
*See response to Item 5(a).
SCHEDULE 13D
-----------------------                      ---------------------
CUSIP No. 206013104                                   Page 4 of 9
-----------------------                      ---------------------
 -----------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital, LLC
------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          272,369 shares*
                   -----------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      272,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	5.24% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of August 12, 2002 as reported in the Company's Form 10-Q filed August 14, 2002).
------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------
*See response to Item 5(a).
SCHEDULE 13D
-----------------------                      ---------------------
CUSIP No.   206013104                                 Page 5 of 9
-----------------------                      ---------------------
------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Marshall S. Geller

------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           35,500 shares*
   OWNED BY EACH   -----------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          272,369 shares*
                   -----------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          35,500 shares*
                   -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      307,869 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	5.92% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of August 12, 2002 as reported in the Company's Form 10-Q filed August 14, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------
*See response to Item 5(a).
SCHEDULE 13D
-----------------------                      ---------------------
CUSIP No.   206013104                                 Page 6 of 9
-----------------------                      ---------------------
------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Cary Fitchey

------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
                                                           (b) [_]
------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------
 4    SOURCE OF FUNDS

      NA
------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [_]

------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          272,369 shares*
                   -----------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          272,369 shares*
------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      272,369 shares*
------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                          [_]

------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 	5.24% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of August 12, 2002 as reported in the Company's Form 10-Q filed August 14, 2002).

------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------
*See response to Item 5(a).

ITEM 1.      SECURITY AND ISSUER.

             This Amendment No. 1 (this Amendment) to Schedule 13D ("Schedule 13D"), relates to the common stock, $0.10 par value per share (the "Common Stock"), of Concepts Direct, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 2950 Colorful Avenue, Longmont, Colorado 80504-6214. The Company's Common Stock is listed on the Nasdaq SmallCap Market.

             Except as specifically provide herein, this Amendment does not modify any of the information previously reported on
Schedule 13D.

ITEM 2.      IDENTITY AND BACKGROUND.

             (a) This Amendment is being filed jointly by St. Cloud Capital Partners, LP, a Delaware limited partnership ("St. Cloud Partners"), SCGP, LLC, a Delaware limited liability company ("SCGP"), St. Cloud Capital, LLC, a California limited liability company ("St. Cloud Capital"), Marshall S. Geller, an individual ("Mr. Geller"), and Cary Fitchey, an individual ("Mr. Fitchey, and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, the "Reporting Persons.")

             (b) The address of the principal business of each of St. Cloud Partners, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California
90024.

             (c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

             (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Mr. Geller and Mr. Fitchey are citizens of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             No material change has occurred to this item of the
Schedule 13D.

ITEM 4.      PURPOSE OF TRANSACTION.

             No material change has occurred to this item of the
Schedule 13D.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a)(1) Pursuant to the Purchase Agreement, St. Cloud Partners purchased a Warrant to purchase 275,000 shares of Common Stock at an exercise price of $0.10 per share. On August 7, 2002, St. Cloud Partners exercised the warrant pursuant to the net exercise provision thereof and acquired 272,369 shares of Common Stock. Following the issuance of such shares, based on 4,923,538 shares of Common Stock outstanding on August 12, 2002 (and excluding outstanding options), such shares constitute approximately 5.24% of the Common Stock.

             Pursuant to the Investors' Rights Agreement described in Item 4 and Item 6 of the Schedule 13D, Wiland is required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by Wiland in favor of the designee of St. Cloud Partners for election to the Board. Accordingly, St. Cloud Partners may be deemed to share voting power over the shares of Common Stock owned by Wiland. Based on 4,923,538 shares of Common Stock outstanding on August 12, 2002 (and excluding outstanding options), Wiland owns an aggregate of 1,676,100 shares of Common Stock (which includes (A) 1,401,100 shares of Common Stock held by P.Wiland according to the Company's Definitive Proxy Statement filed on April 10, 2002 and (B) 275,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant purchased by Wiland on April 26, 2002 under the Purchase Agreement), representing approximately 32% of the Company's outstanding Common Stock. The 272,369 shares owned by St. Cloud Partners, when such shares combined with the shares beneficially owned by Wiland would number 1,948,469, which would then constitute approximately 35% of the Common Stock. St. Cloud Partners expressly disclaims any admission that they have beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 272,369 shares with respect to which they possess sole dispositive power.

             (a)(2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the securities owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities described in
Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed

             (a)(3) St. Cloud Capital provides management services to St. Cloud Partners and advice to SCGP and may be deemed to beneficially own the securities owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities described in Item 5(a)(1) or Item 5(a)(2) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

             (a)(4) Mr. Geller owns 25,000 shares of Common
Stock and holds options to purchase 14,500 shares of Common Stock (which includes 10,500 shares which could be acquired through the exercise of stock options within 60 days). In addition, in Mr. Geller's capacity as a co-founder and senior manager of St. Cloud Partners, Mr. Geller shares indirect voting and dispositive power with respect to the 272,369 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Assuming the exercise of the options held by Mr. Geller that are exercisable within 60 days, Mr. Geller would beneficially own an aggregate of 307,869 shares of Common Stock if shares owned by St. Cloud Partners are deemed to be beneficially owned by Mr. Geller. Following the issuance of all such shares, based on 4,923,538, shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 5.92% of the Common Stock. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of
Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

             (a)(5) In Mr. Fitchey's capacity as senior manager of St. Cloud Partners, Mr. Fitchey shares indirect voting and dispositive power with respect to the 272,369 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fitchey is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

             Assuming exercise of the options held by Mr. Geller that are exercisable within 60 days:

             (b)(1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 272,369 shares of Common Stock.

             (b)(2) SCGP, as the general partner of St. Cloud
Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 272,369 shares of Common
Stock owned by St. Cloud Partners.

             (b)(3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 272,369 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

             (b)(4) Mr. Geller has sole power to vote or to direct the vote and dispose or to direct the disposition of 35,500 shares of Common Stock. Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 272,369 shares of Common Stock owned by St. Cloud Partners.

             (b)(5) Mr. Fitchey, as senior manager of St. Cloud
Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 272,369 shares of Common
Stock owned by St. Cloud Partners.

             (c)  None, to the knowledge of the Reporting Persons.

             (d)  None, to the knowledge of the Reporting Persons.

             (e)  Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
             ISSUER.

             No material change has occurred to this item of the
Schedule 13D


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1. Joint Filing Agreement, dated as of October 4, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.




                                 SIGNATURES

             After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2002             ST. CLOUD CAPITAL PARTNERS, LP

                                    By: /s/ Marshall S. Geller
                                    ------------------------------
                                    Name:  Marshall S. Geller
                                    Title: Partner


Dated:  October 4, 2002	            SCGP, LLC

                                    By: /s/ Cary Fitchey
                                    ------------------------------
                                    Name:  Cary Fitchey
                                    Title: Managing Member


Dated:  October 4, 2002	            ST. CLOUD CAPITAL, LLC

                                    By: /s/ Cary Fitchey
                                    ------------------------------
                                    Name:  Cary Fitchey
                                    Title: Managing Member



Dated:  October 4, 2002             MARSHALL S. GELLER

                                    By: /s/ Marshall S. Geller
                                    ------------------------------
                                    Marshall S. Geller


Dated:  October 4, 2002             CARY FITCHEY

                                    By: /s/ Cary Fitchey
                                    ------------------------------
                                    Cary Fitchey






                             EXHIBIT INDEX

     Exhibit 1. Joint Filing Agreement, dated as of October 4, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.






                                                       EXHIBIT 1
                        JOINT FILING AGREEMENT

             The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto (collectively, the "Schedule 13Ds"), with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be signed in counterpart copies.



Dated:  October 4, 2002            ST. CLOUD CAPITAL PARTNERS, LP

                                   By:  s/ Marshall S. Geller
                                   ------------------------------
                                   Name:  Marshall S. Geller
                                   Title: Partner


Dated:  October 4, 2002	           SCGP, LLC

                                   By: /s/ Cary Fitchey
                                   ------------------------------
                                   Name:  Cary Fitchey
                                   Title: Managing Member


Dated:  October 4, 2002	           ST. CLOUD CAPITAL, LLC

                                   By: /s/ Cary Fitchey
                                   ------------------------------
                                   Name:  Cary Fitchey
                                   Title: Managing Member


Dated:  October 4, 2002            MARSHALL S. GELLER

                                   By: /s/ Marshall S. Geller
                                   ------------------------------
                                   Marshall S. Geller


Dated:  October 4, 2002            CARY FITCHEY

                                   By:  /s/ Cary Fitchey
                                   ------------------------------
                                   Cary Fitchey